February 26, 2010

VIA EDGAR AND FACSIMILE (202-772-9218)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Brian R. Cascio, Accounting Branch Chief
Mr. Gary R. Todd, Reviewing Accountant
Ms. Jeanne Bennett

Re:	Actions Semiconductor Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2008
Filed on April 17, 2009
File No. 000-51604

Ladies and Gentlemen:

Actions Semiconductor Co., Ltd. (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Commission’s (the “Commission”) comment letter dated December 17, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (File No. 000-51604) (the “Annual Report”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Form 20-F for  the fiscal year ended December 31, 2008

Financial Statements, beginning on page F-1

Consolidated Statements of Cash Flow, page F-7

1.
We note the significance of held-to-maturity securities to your assets and disclosure on page 43 of MD&A that those investments have maturities of between three and twelve months. Accordingly, tell us how you considered the guidance from FASB ASC 320-10-45-11 and -12 in concluding that it is appropriate to present cash flows from these investments on a net basis.

Securities and Exchange Commission
Re: Actions Semiconductor
February 26, 2010

RESPONSE: The Company respectfully advises the Staff that the movement of held-to-maturity securities discussed in page 43 of its MD&A has not been presented on a net basis as investing activity in the statement of cash flow. For all three years presented in the statement of cash flow, the Company has renewed such securities immediately upon maturity and did not receive any cash proceeds. Therefore, the Company only presented the cash deposits made during the year as such movement truly represents the cash flow for each of the years presented. The Company will revise its MD&A disclosure in future filings to reflect the immediate renewal of such securities upon maturity.

Note 3, Marketable Securities and Trading Securities, page F-17

2.
Please tell us and in future filings provide a description of the primary components of the held-to-maturity securities. In that regard, please clarify the nature of the “trust financial products” referred to on page 43 of MD&A. Please also ensure that the description of the nature of the held-to-maturity investments is sufficient for an understanding of the basis for the disclosure under Note 2 (page F-15) that the carrying amount of the investment approximates cost because of short-term maturities.

RESPONSE: The Company respectfully advises the Staff that these held-to-maturity securities include debt securities purchased by the Company from banks or independent financial institutions in the People’s Republic of China. Upon purchase, the Company has the intention and ability to hold such securities to maturity, which vary anywhere between three to twelve months at the time of purchase, except for a few securities with maturities of less than three months upon purchase but that cannot be withdrawn until maturity. The “trust financial products” referred to on page 43 of the MD&A section specifically refers to investments made by the Company in individual funds or in pools of funds held by financial institutions. These financial institutions use the funds raised to independently manage a pool of various assets of which the underlying are debt instruments. Such investments carry market-based interest rates and have maturities anywhere between three to twelve months.

In response to the Staff’s comment, the Company will clarify the nature of  these “trust financial products” in the MD&A section and revise its disclosure under Note 2 in future filings as follows:

Securities and Exchange Commission
Re: Actions Semiconductor
February 26, 2010

“Marketable securities

Marketable securities are highly liquid investments purchased by the Company from banks or independent financial institutions in the People’s Republic of China. Those investments mainly include money market deposits and trust financial products of which the underlying investments are debt securities with market-based interest rates that have maturities anywhere between three to twelve months when purchased.

Marketable securities are classified as held to maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held-to-maturity securities are stated at amortized cost. The Company has determined that the carrying amount of these securities approximate their fair values based on the nature and short term maturity of those investments.”

3.
You disclose that the aggregate fair value of held-to-maturity securities approximates the carrying amount at the balance sheet dates. In future filings please revise this disclosure to better conform to the guidance from FASB ASC 320-10-50-5. In that regard, future disclosure should address gross unrealized gains and gross unrealized losses. Please tell us the amounts of offsetting unrealized gains and losses as of December 31, 2008, as applicable.

RESPONSE: 'The Company respectfully refers the Staff to the previous response detailing the Company’s held-to-maturity securities. Based on the nature of such securities as well as their relatively short-term maturity, the Company has determined that the aggregate fair value of those securities approximate their carrying cost at December 11, 2008, resulting in no material unrealized gain or loss as of December 31, 2008.

*    *    *

Securities and Exchange Commission
Re: Actions Semiconductor
February 26, 2010

The Company advises the Staff that it is aware of and acknowledges  the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at patricia_chou@actions-semi.com. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Company’s Annual Report when the Staff’s review is complete.

Very truly yours, ACTIONS SEMICONDUCTOR CO., LTD.

Patricia Chou

cc:	Niccolo Chen, Chief Executive Officer
Yu-Hsin Casper, Chairman of the Audit Committee Carmen Chang, Wilson Sonsini Goodrich & Rosati, PC
Eva Wang, Wilson Sonsini Goodrich & Rosati, PC